

March 1, 2013

<u>Via E-Mail</u>
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re: Top to Bottom Pressure Washing, Inc.**
> **Amendment 3 to Registration Statement on Form S-1**
> **Filed February 28, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

Our preliminary review of the above-captioned filing indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form S-1. Specifically, the registration statement does not include updated financial statements as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the filing and will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact me at (202) 551-3397 with any questions.

> Sincerely,
>
> /s/ Jay Ingram
>
> Jay Ingram
> Legal Branch Chief